                                                              December 30, 2004


                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
                              BAY STATE GAS COMPANY
                               300 FRIBERG PARKWAY
                              WESTBOROUGH, MA 01581





Ladies and Gentlemen:


This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities as more fully described herein. The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.




                                              Very truly yours,

                                              Bay State Gas Company

                                              By: /s/ Jeffrey W. Grossman
                                                  ------------------------------
                                                  J. W. Grossman, Vice President

                              BAY STATE GAS COMPANY
                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION


REQUIREMENTS:

1.       TYPE OF THE SECURITY OR SECURITIES.
         1.   Promissory Note
         2.   Promissory Note

2.       ISSUE, RENEWAL OR GUARANTY.
         1.   Issue
         2.   Issue

3.       PRINCIPAL AMOUNT OF EACH SECURITY.
         1.   $35,000,000
         2.   $35,000,000

4.       RATE OF INTEREST PER ANNUM OF EACH SECURITY.
         1.   5.58%
         2.   5.94%

5.       DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY.
         1.   December 21, 2004
         2.   December 21, 2004

6.       IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE.
         1.   N/A
         2.   N/A

7.       DATE OF MATURITY OF EACH SECURITY.
         (IN CASE OF DEMAND NOTES, INDICATE "ON DEMAND").
         1.   December 20, 2019
         2.   December 20, 2024

8.       NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED,
         RENEWED OR GUARANTEED.
         1.   NiSource Finance Company
         2.   NiSource Finance Company

9.       COLLATERAL GIVEN WITH EACH SECURITY, IF ANY.
         1.   None
         2.   None

10.      CONSIDERATION RECEIVED FOR EACH SECURITY.
         1.   Cash
         2.   Cash

11.      APPLICATION OF PROCEEDS OF EACH SECURITY.
         Of the $70 million issued, $37 million was used to refinance maturing long-term debt and take advantage of early redemption features for outstanding long-term debt and $33 million was used to refinance short-term borrowings.

12. INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY WAS EXEMPT FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF:

         1.
         a. The provision contained in the first sentence of Section 6(b)    | |

         b. The provisions contained in the fourth sentence of Section 6(b)  | |

         c. The provisions contained in any rule of the Commission other than
            Rule U-48                                                        |X|

         2.
         a. The provision contained in the first sentence of Section 6(b)    | |

         b. The provisions contained in the fourth sentence of Section 6(b)  | |

         c. The provisions contained in any rule of the Commission other than
            Rule U-48                                                        |X|

13.      IF THE SECURITY OR SECURITIES WERE EXEMPT FROM THE PROVISIONS OF
         SECTION 6(A) BY VIRTUE OF THE FIRST SENTENCE OF SECTION 6(B), GIVE THE FIGURES WHICH INDICATE THAT THE SECURITY OR SECURITIES AGGREGATE (TOGETHER WITH ALL OTHER THAN OUTSTANDING NOTES AND DRAFTS OF A MATURITY OF NINE MONTHS OR LESS, EXCLUSIVE OF DAYS OF GRACE, AS TO WHICH COMPANY IS PRIMARILY OR SECONDARILY LIABLE) NOT MORE THAN 5 PER CENTUM OF THE PRINCIPAL AMOUNT AND PAR VALUE OF THE OTHER SECURITIES OF SUCH COMPANY THEN OUTSTANDING. (DEMAND NOTES, REGARDLESS OF HOW LONG THEY MAY HAVE BEEN OUTSTANDING SHALL BE CONSIDERED AS MATURING IN NOT MORE THAN NINE MONTHS FOR THE PURPOSES OF THE EXEMPTION FROM SECTION 6(A) OF THE ACT GRANTED BY THE FIRST SENTENCE OF SECTION 6(B).
         1.   N/A
         2.   N/A

14. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(B), NAME THE SECURITY OUTSTANDING ON JANUARY 1, 1935, PURSUANT TO THE TERMS OF WHICH THE SECURITY OR SECURITIES HEREIN DESCRIBED HAVE BEEN ISSUED.
         1.   N/A
         2.   N/A

15. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE U-48 (REG.
         SECTION 250.48, PARAGRAPH 36,621) DESIGNATE THE RULE UNDER WHICH EXEMPTION IS CLAIMED.
         1.   Rule 52(a)
         2.   Rule 52(a)